Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121858

PROSPECTUS

WIDEPOINT CORPORATION

17,207,304 SHARES OF COMMON STOCK

        This prospectus relates to resale by the selling stockholders of up to 17,207,304 shares of our common stock, $0.001 par value per share, consisting of (i) 13,555,164 outstanding shares of our common stock; and (ii) 3,652,140 shares of our common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock. We will not receive any proceeds from the sale of these shares.

        Our common stock was listed on the American Stock Exchange on September 26, 2006 with the symbol “WYY”; and previously traded on the OTC Bulletin Board under the symbol “WDPT.” The last reported sale price for our common stock on the American Stock Exchange on September 28, 2006 was $2.94 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See “Plan of Distribution” beginning on page 20. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

        Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of the risks associated with our business.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 12, 2006.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 5, before deciding to invest in our common stock. Unless the context otherwise requires references in this prospectus to “WidePoint,” “we,” “us,” and “our” refer to WidePoint Corporation.

WidePoint Corporation

        WidePoint Corporation (“WidePoint” or the “Company”) is a technology-based provider of product and services to both the government sector and commercial markets. We specialize in providing systems engineering, information technology services and information assurance in the form of identity management services. Our subsidiary, Operational Research Consultants, Inc. (ORC), is the leading provider of E-Authentication federal credential and federal compliant Public Key Infrastructure (PKI) managed services to the federal government. We intend to grow over the next few years through a combination of organic growth, the acquiring of selective strategic assets and by operational efficiencies among our subsidiaries.

        On October 25, 2004, we completed the acquisition of Operational Research Consultants, Inc., or ORC. ORC specializes in IT integration and secure authentication processes and software, and providing services to the United States Government. ORC has been at the forefront of implementing Public Key Infrastructure (“PKI”) technologies. PKI technology is rapidly becoming the technology of choice to enable security services within and between different computer systems utilized by various agencies and departments of the U.S. Government. Based on asymmetric key cryptography, PKI technology uses a class of algorithms in which a user can receive two electronic keys, consisting of a public key and a private key, to encrypt any information and/or communication being transmitted to or from the user within a computer network and between different computer networks. The user provides his or her public key to any and all desired persons or entities. The user does not share the private key with anyone else. The public key will encrypt all information and/or communication from any sender and the private key will allow only the holder of the private key to unlock and decrypt such information and/or communication. Thus, the algorithms used in PKI technologies help to achieve authentication of users and information, integrity of all data and communications, non-repudiation or rejection of data and communications, and support confidentiality of data and communications. PKI also speeds up and simplifies the delivery of products and services by providing electronic approaches to processes that historically have been paper based. These electronic solutions depend on PKI for identification and authentication; data integrity; confidentiality of information and transactions; and non-repudiation to facilitate mission-related transactions internal to an organization and with external organizations. ORC is currently the only entity that has been designated by the United States Government as an External Certificate Authority for the U.S. Government. As such, ORC is authorized to issue all permissible certificate types and services in accordance with Defense Information Systems Agency and National Security Agency standards, necessary for the interoperable, secure exchange of information between U.S. Governmental agencies, contractors, and international allies such as members of NATO.

        We are actively seeking the acquisition of other companies with complementary technical capabilities and are focused on providing IT, software and related services to the federal government (both defense agencies and civilian agencies), state governments, local agencies, and corporate clients. If successful, we anticipate that we will become a significantly larger company with broader capabilities and resources than has been the case historically.

        Corporate Information

        Our executive offices are located at One Lincoln Centre, Oakbrook Terrace, Illinois 60181, and our telephone number is 630-629-0003. We maintain a website with the address www.widepoint.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Common stock offered by the selling stockholders	17,207,304 shares
Use of proceeds	WidePoint will not receive any proceeds from the sale
of shares in this offering.
American Stock Exchange Symbol	“WYY”

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Operations

We have a history of net losses, and while we expect to realize an increase in future period revenues and we anticipate the realization of net income, there is no assurance that this will be the case and we may not achieve or maintain profitability.

        We are engaged primarily in the business of providing information technology (“IT”) services with established competencies in federal government and private consulting, planning, managing and implementing IT solutions, software and secure authentication processes. We have incurred substantial net losses through December 31, 2005. Although we anticipate an increase in revenues and operational profitability in future quarters, there is no assurance that this will be the case. Revenues and profits generated from our services will depend upon numerous factors, including:

•	Demand of commercial and federal marketplaces for our range of services,

•	Effectiveness of our sales and marketing efforts,

•	Ability to deliver capabilities cost-effectively, and

•	Competitive environment.

We may need to obtain additional funding to meet our future capital needs. If we are unable to obtain such financings, we may be required to significantly cut back our operations, sell assets or cease operations.

        If we continue to have operating losses and without the realization of additional capital, or net profit from operations, and/or if we continue to seek out and make acquisitions which require a cash component, then we may need to raise additional capital. On October 25, 2004 and October 29, 2004, we issued and sold shares of our Series A Convertible Preferred Stock and warrants to Barron for an aggregate purchase price of approximately $3.58 million. In that financing transaction, we also issued a warrant to Westcap Securities, Inc. (“Westcap”) to purchase 511,428 shares of our Common Stock at an exercise price of $0.40 per share. In April and May of 2005, Barron converted a portion of its Series A Convertible Preferred Stock into 3,000,000 shares of Common Stock and exercised warrants to purchase 2,000,000 shares of Common Stock for an aggregate purchase price of $800,000. In August and September 2005, Barron exercised warrants for 2,500,000 shares of Common Stock providing $1,000,000 in gross proceeds to the Company. In December 2005, warrants for an additional 5,728,572 shares of Common Stock were exercised by the holders thereof providing $2,291,429 of additional gross proceeds to the Company. During the period from January 1, 2006 through September 22, 2006, Barron converted a total of 678,500 shares of Series A Convertible Preferred Stock into a total of 6,785,000 shares of Common Stock, and Westcap exercised warrants to purchase 173,856 shares of Common Stock for a total exercise price of $69,542. We may require additional funding to support our operations. Additional funding may be unavailable on favorable terms, if at all. If we are unable to obtain sufficient additional funding when needed, we may have to significantly cut back our operations, defer potentially favorable acquisitions, sell some or all of our assets and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders may suffer significant dilution and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

We may have difficulty responding to changing technology.

        The IT industry is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or services or enhancing our existing products or services. In addition, we can give no assurance that new products or services may be developed that will render our current or planned products or services obsolete or inferior. Rapid technological development by competitors may result in our products or services becoming obsolete before we recover a significant portion of the research and development expenses incurred with respect to such products or services.

We may be unable to implement our acquisition program.

        Demand for businesses with credible business relationships and capabilities to provide services to various government agencies at the federal, state and local levels is very competitive. To the extent that this competition causes the price for these businesses to elevate beyond reasonable levels where funding for such acquisitions is no longer available, WidePoint may not be able to implement our acquisition strategy. Any significant change in the spending pattern of the federal government could potentially have an adverse effect on acquisition targets and as such, argue against making such acquisitions.

We may have difficulty integrating acquisitions into our existing operations.

        To the extent that some acquisitions may have operational complexities due to the nature of their business, the election to not fully integrate such acquisitions may be made if such integration does not quantitatively improve operational or financial efficiencies. Some integration efforts will be phased in to ensure that desired efficiencies are quickly and cost effectively realized. Any element of integration must be justified rationally on potential cost savings realized by the business. If we are unable to successfully integrate some or all of the operations of ORC or future acquisitions, this could have a material adverse effect on our business and operations.

We may not receive the full amount of our backlog, which could harm our business.

        Our total backlog includes both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts that we reasonably believe will be exercised. The U.S. Congress often appropriates funds for our clients on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until the U.S. Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

        The dollar amount of our backlog orders believed to be firm as of December 31, 2005 and December 31, 2004 were $6.6 million and $6.0 million, respectively. The portion of backlog reasonably expected to be filled during 2006 is $6.6 million.

        There can be no assurance that our backlog will result in actual revenues in any particular period, or at all, or that any contract included in backlog will be profitable. This is because the actual receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. In addition, we may never realize revenues from some of the engagements that are included in our backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog. The federal government’s ability to select multiple winners under multiple award schedule contracts, government-wide acquisition contracts, blanket purchase agreements and other indefinite delivery/indefinite quantity contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that unfunded contract backlog will result in actual orders. The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. Moreover, under multiple award schedule contracts, government wide acquisition contracts, blanket purchase agreements, and other indefinite delivery/indefinite quantity contracts, the government is frequently not obligated to order more than a minimum quantity of goods or services.

We have identified ineffective disclosure controls and procedures and material weaknesses in the design of our internal control over financial reporting in the past and would be adversely affected if we identify additional ineffective disclosure controls or material internal control weaknesses in the future.

        We determined that our disclosure controls and procedures were ineffective at December 31, 2004 and December 31, 2005, and that we had material weaknesses in the design of our internal control over financial reporting as of such dates, as discussed below. We believe such ineffective controls or material weaknesses were remediated by January 19, 2006 when we filed amendments to certain of our previous periodic reports, and subsequently determined that our disclosure controls and procedures were effective at March 31 and June 30, 2006. However, if we encounter additional ineffective controls or material weaknesses in the future, they could result in our non-timely filing of periodic reports or in accounting deficiencies in financial reporting.

        With respect to ineffective disclosure controls and procedures, we discovered in November 2004 that the service provider we had engaged to Edgarize and file the proxy statement used in connection with our December 2003 annual meeting of stockholders and our 2002 annual report to stockholders inadvertently had not made such filings with the U.S. Securities and Exchange Commission (SEC). We immediately arranged for the making of those filings in November 2004 and have subsequently used other service providers to Edgarize and make our SEC filings. An additional internal reporting process was instituted in the fourth quarter of 2004 to track and confirm our filing of SEC reports. Furthermore, the material weaknesses in our internal control over financial reporting identified during the year ended December 31, 2005 and discussed below contributed to the ineffectiveness of our controls and procedures as of such date.

        The material weaknesses in our internal control over financial reporting identified at the end of each of the quarters in 2005 and at December 31, 2005, resulted from insufficient technical accounting expertise within our accounting function to resolve non-routine or complex accounting and tax matters that occurred in connection with: (i) our acquisition of ORC in October 2004; (ii) the determination of the proper accounting treatment of the “financial instrument” relating to the warrants issued by the Company to Barron in October 2004; and (iii) the determination of the proper accounting treatment of the shares of Common Stock issued and held in escrow following the acquisition by the Company of Chesapeake in April 2004. The material weaknesses in internal controls resulted in: (i) our late filing on April 19, 2005 (four days after the extended due date) of our Annual Report on Form 10-K for the year ended December 31, 2004; (ii) the need to restate the recorded amount of the financial instrument at December 31, 2004 and March 31, 2005 due to the failure to mark-to-market such instrument at December 31, 2004; (iii) the need to reclassify the amortized costs relating to the ORC acquisition in cost of sales and not in amortization and depreciation, and to record the convertible preferred stock issued to Barron as temporary preferred equity and not permanent preferred equity; and (iv) the need to restate our financial statements for the year ended December 31, 2004 and the first three quarters of 2005 to reflect changes in our accounting relating to the Chesapeake acquisition. The Chesapeake-related restatements: (i) eliminated the intangible asset associated with the acquisition; (ii) reversed the related amortization expense; (iii) expensed as consulting fees the cost of the transaction attributable to the cost of issuance of the non-escrowed shares and other direct costs at the time of the acquisition; (iv) recorded and expensed as consulting fees in cost of sales the release of the shares from escrow at December 31, 2004; (v) expensed in cost of sales and recorded the value of those shares in equity meeting the contractual performance measures that would result in the release of those shares from escrow for the year ended December 31, 2005; and (vi) recorded the shares in equity as Common Stock issuable until such time as they can be reclassified as issued shares of Common Stock upon the release of the shares from escrow.

        It should be noted that all of the warrants issued in October 2004 to Barron, which resulted in the recognition of the financial instrument liability due to the cash penalty provision in the registration rights agreement relating thereto, were exercised prior to the end of 2005. Consequently, the liability related to the financial instrument at December 31, 2005 has been extinguished.

        We began the remediation of the weakness in our internal control over financial reporting by the employment of a consulting firm in January 2005 with the requisite accounting expertise to resolve the above issues, which arose as a result of accounting comments raised by the SEC in connection with its review of the Company’s annual and quarterly reports. We believe that the past results of the above material weaknesses in our internal control over financial reporting, and related ineffective disclosure controls and procedures resulting therefrom, were remedied on January 19, 2006 upon the filing by the Company of amendments to its prior periodic reports containing restated financial statements reflecting the resolution of the above accounting issues. We believe that internal control weakness itself has been remedied as of March 2006. The total costs associated with the remediation were not material in amount.

Risks Related to Our Industry

The demand for business and technology consulting services weakened significantly in 2001 and 2002, and demand may resume its weakened state if the current improvement in the economic climate does not continue.

        The market for our consulting services and the technologies used in our solutions has changed rapidly over the last five years. The market for advanced technology consulting services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Since the second half of 2000, many companies have experienced financial difficulties or uncertainty, and canceled or delayed spending on technology initiatives as a result. These companies typically are not demonstrating the same urgency regarding technology initiatives that existed during the economic expansion that stalled in 2000. This trend worsened for some companies following the September 11, 2001 terrorist attacks in the United States and the accounting scandals involving Enron, Worldcom, Tyco and other companies. The economic uncertainty caused by recent military actions in Afghanistan and Iraq further depressed technology spending in the commercial sector, although increased requirements and capabilities have characterized spending levels in the government sector. While the overall economic climate has begun to show signs of improvement since the third quarter of 2003, this improvement may not continue for a meaningful period of time. If the economic climate does not improve significantly, large companies may continue to cancel or delay their business and technology consulting initiatives because of the weak economic climate, or for other reasons, and our business, financial condition and results of operations would be materially and adversely affected.

Our market is highly competitive and we may not be able to continue to compete effectively.

        The markets for the services we provide are highly competitive. We currently compete with companies from a variety of market segments, including publicly and privately held firms, large accounting and consulting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies and other general management consulting firms. We also compete regularly with offshore outsourcing companies, and we expect competition from these companies to increase in the future, especially on development, application management services and outsourcing engagements. We compete frequently for client engagements against companies with far higher revenues and larger numbers of consultants than we have. Recent consolidations of large consulting companies within our market have further increased the size and resources of some of these competitors. These competitors are often able to offer more scale, which in some instances has enabled them to significantly discount their services in exchange for revenues in other areas or at later dates. Additionally, in an effort to maintain market share, many of our competitors are heavily discounting their services to unprofitable levels. Some of our competitors have gone out of business. If we cannot keep pace with the intense competition in our marketplace, our business, financial condition and results of operations will suffer.

We have significant fixed operating costs, which may be difficult to adjust in response to unanticipated fluctuations in revenues.

        A high percentage of our operating expenses, particularly personnel, rent and depreciation, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our projects may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter.

        An unanticipated termination or decrease in size or scope of a major project, a client’s decision not to proceed with a project we anticipated or the completion during a quarter of several major client projects could require us to maintain underutilized employees and could have a material adverse effect on our business, financial condition and results of operations. Our revenues and earnings may also fluctuate from quarter to quarter because of such factors as:

•	the contractual terms and timing of completion of projects, including achievement of certain business results;

•	any delays incurred in connection with projects;

•	the adequacy of provisions for losses and bad debts;

•	the accuracy of our estimates of resources required to complete ongoing projects;

•	loss of key highly skilled personnel necessary to complete projects; and

•	general economic conditions.

We may lose money if we do not accurately estimate the costs of fixed-price engagements.

        Some of our projects may be based on fixed-price, fixed-time contracts, rather than contracts in which payment to us is determined on a time and materials basis. Our failure to accurately estimate the resources required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price, fixed-time contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. In addition, we may fix the price for some projects at an early stage of the process, which could result in a fixed price that turns out to be too low and, therefore, could adversely affect our business, financial condition and results of operations.

Our clients could unexpectedly terminate their contracts for our services.

        In both our commercial and government sector businesses, some of our contracts can be canceled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for staff that were allocated to that client’s project. We could be required to maintain underutilized employees who were assigned to the terminated contract. The unexpected cancellation or significant reduction in the scope of any of our large projects could have a material adverse effect on our business, financial condition and results of operations.

We may be liable to our clients for damages caused by our services or by our failure to remedy system failures.

        Many of our projects involve technology applications or systems that are critical to the operations of our clients’ businesses. If we fail to perform our services correctly, we may be unable to deliver applications or systems to our clients with the promised functionality or within the promised time frame, or to satisfy the required service levels for support and maintenance. While we have taken precautionary actions to create redundancy and back-up systems, any such failures by us could result in claims by our clients for substantial damages against us. Although we attempt to limit the amount and type of our contractual liability for defects in the applications or systems we provide, and carry insurance coverage that mitigates this liability in certain instances, we cannot be assured that these limitations and insurance coverages will be applicable and enforceable in all cases. Even if these limitations and insurance coverages are found to be applicable and enforceable, our liability to our clients for these types of claims could be material in amount and affect our business, financial condition and results of operations.

If we do not attract and retain qualified professional staff, we may not be able to adequately perform our client engagements and could be limited in accepting new client engagements.

        Our business is labor intensive, and our success depends upon our ability to attract, retain, train and motivate highly skilled employees. Intense competition exists for employees who have specialized skills or significant experience in business and technology consulting. The improvement in demand for business and technology consulting services that began in the third quarter of 2003 has also increased the need for highly skilled employees. We may not be successful in attracting enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high, and we may not be successful in retaining, training and motivating the employees we are able to attract. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to bid for or accept new client engagements. Such inability may also force us to hire expensive independent contractors, which could increase our costs and reduce our profitability on client engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce and other resources. Our future success will depend on our ability to manage the levels and related costs of our workforce and other resources effectively.

We may be unable to protect our proprietary methodology.

        Our success depends, in part, upon our proprietary methodology and other intellectual property rights. We rely upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect our proprietary rights. We generally enter into nondisclosure and confidentiality agreements with our employees, partners, consultants, independent sales agents and clients, and limit access to and distribution of our proprietary information. We cannot be certain that the steps we take in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Specifically in the Government sector, statutory contracting regulations protect the rights of Federal Agencies to retain access to, and utilization of, proprietary intellectual property utilized in the delivery of contracted services to such Agencies. Although we believe that our services and products do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future, and, if asserted, these claims may be successful. A successful claim against us could materially adversely affect our business, financial condition and results of operations.

Our directors and officers have significant voting power and may substantially influence the outcome of any stockholder vote.

        At December 31, 2005, our directors and officers, in the aggregate, beneficially owned approximately 9,917,499 shares of our common stock, or approximately 21.8% of our issued and outstanding shares of Common Stock. As a result, they have the ability to substantially influence, and may effectively control the outcome of corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of WidePoint, even if such a change in control would benefit other investors.

        We have a concentrated ownership structure and shares of Common Stock beneficially owned by our directors and officers at December 31, 2005, in conjunction with shares of Common Stock owned by Barron, including shares it would own upon its conversion of all of the Series A Convertible Preferred Stock, would constitute approximately 51% of the outstanding shares of our common stock.

We are dependent on our key employees.

        Our success will depend in large part upon the continued services of a number of key employees, including Steve Komar, our Chairman, President and Chief Executive Officer, James McCubbin, our Vice President, Secretary and Chief Financial Officer, Mark Mirabile, our Vice President and Chief Operations Officer, and Dan Turissini, our Vice President and Chief Technology Officer and the Chief Executive Officer of our wholly owned subsidiary ORC. On July 1, 2002, we entered into employment arrangements with Messrs. Komar, McCubbin and Mirabile. Each of these three employment agreements was for an initial term of two years, with four renewable one-year options. On October 25, 2004, we entered into an employment arrangement with Mr. Turissini. Mr. Turissini’s employment agreement was for an initial term of two years.

        We generally do not have employment agreements with our other employees. The loss of the services of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, if our key employees resign from WidePoint or its subsidiaries to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Although we require our employees to sign agreements prohibiting them from joining a competitor, forming a competing company or soliciting our clients or employees for certain periods of time, we cannot be certain that these agreements will be effective in preventing our key employees from engaging in these actions or that courts or other adjudicative entities will substantially enforce these agreements. Furthermore, for those employees whom we involuntarily terminated in connection with our restructuring actions, we have waived the non- competition clause of their agreements in exchange for releases of claims. We granted these waivers only in connection with the restructuring actions, and our general practice is not to waive the non-competition obligations of other departing employees.

The loss of one or more significant customers could have an adverse impact on our results of operations.

        Historically, we have derived, and may in the future derive, a significant percentage of our total revenues from a relatively small number of clients. For the six months ended June 30, 2006, one customer, Headquarters Cryptologic Systems Group (HQ CPSG), individually represented approximately 37% of revenues. Due to the nature of our business and the relative size of certain contracts, which are entered into in the ordinary course of business, the loss of any single significant customer, including the above customer, could have a material adverse effect on results. For the year ended December 31, 2005, one customer, The U.S. Department of Homeland Security, individually represented approximately 18% of revenues. During 2004, two customers, Abbott Laboratories and The U.S. Department of Homeland Security, individually represented 12%, and 11% of revenues, respectively. During 2003, four customers, Abbot Laboratories, Spencer Stuart, Manpower, and Baxter Healthcare, individually represented 18%, 14%, 13%, and 13% of revenues, respectively. Although this concentration was lessened by the acquisition of ORC, in the event we lose any one of those significant customers, our results of operations would be materially adversely affected.

We may incur substantial costs in connection with contracts awarded through a competitive procurement process, which could negatively impact our operating results.

        Many federal government contracts are awarded through a competitive procurement process. We expect that much of the government business we seek in the foreseeable future will be awarded through competitive procedures. Competitive procurements impose substantial costs and present a number of risks, including:

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us; and

•	the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction, or modification of the awarded contract.

        The costs we incur in the competitive procurement process may be substantial and, to the extent we participate in competitive procurements and are unable to win particular contracts, these costs could negatively affect our operating results. In addition, GSA multiple award schedule contracts, government-wide acquisitions contracts, blanket purchase agreements, and other indefinite delivery/indefinite quantity contracts do not guarantee more than a minimal amount of work for us, but instead provide us access to work generally through further competitive procedures. This competitive process may result in increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenues under the relevant contract.

Unfavorable government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our clients.

        The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. An unfavorable audit of us, or of our subcontractors, could have a substantial adverse effect on our operating results. For example, any costs that were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and future operating margins may be reduced.

        If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

Security breaches in sensitive government systems could result in the loss of clients and negative publicity.

        Many of the services we provide involve managing and protecting information involved in intelligence, national security, and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install, and maintain could materially reduce our revenues.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

        Some government contracts require us to maintain facility security clearances, and require some of our employees to maintain individual security clearances. If our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, the government client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenues anticipated from the contract, which, if not replaced with revenues from other contracts, could harm our operating results. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we will be unable to perform that contract and we may not be able to compete for or win new contracts for similar work.

Changes in the spending policies or budget priorities of the federal government could cause us to lose revenues.

        We derive a significant amount of our revenues from contracts funded by federal government agencies. We believe that contracts with federal government agencies, and defense agencies in particular, will be a significant source of our revenues for the foreseeable future. Accordingly, changes in federal government fiscal or spending policies or the U.S. defense budget could directly affect our financial performance. For example, the reduction in the U.S. defense budget during the early 1990s caused some defense-related government contractors to experience decreased sales, reduced operating margins and, in some cases, net losses. Among the factors that could harm our business are:

•	curtailment of the federal government's use of technology services firms;

•	a significant decline in spending by the federal government, in general, or by specific agencies such as the Department of Defense;

•	reductions in federal government programs or requirements;

•	a shift in spending to federal programs and agencies that we do not support or where we currently do not have contracts;

•	delays in the payment of our invoices by government payment offices;

•	federal governmental shutdowns, such as the shutdown that occurred during the government’s 1996 fiscal year, and other potential delays in the government appropriations process; and

•	general economic and political conditions, including any event that results in a change in spending priorities of the federal government.

        These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which could cause us to lose revenues. In addition, any limitations imposed on spending by U.S. government agencies that result from efforts to reduce the federal deficit may limit both the continued funding of our existing contracts and our ability to obtain additional contracts.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

        Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce orders under or otherwise modify contracts;

•	for larger contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor during negotiations furnished cost or pricing data that was not complete, accurate, and current;

•	for GSA multiple award schedule contracts, government-wide acquisition agreements, and blanket purchase agreements, demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process, or reduce the contract price under certain triggering circumstances, including the revision of pricelists or other documents upon which the contract award was predicated, the granting of more favorable discounts or terms and conditions than those contained in such documents, and the granting of certain special discounts to certain clients;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract or issue task orders in connection with indefinite delivery/indefinite quantity contracts;

•	claim rights in solutions, systems, and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors or the existence of conflicting roles that might bias a contractor’s judgment;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government.

        If a federal government client terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with the federal government, our revenues and operating results would be materially harmed.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

        We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts, which affect how we do business with our federal government clients and may impose added costs on our business. Among the most significant laws and regulations are:

•	the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost or pricing data in connection with some contract negotiations;

•	the Cost Accounting Standards, which impose cost accounting requirements that govern our right to reimbursement under some cost-based government contracts; and

•	laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified solutions and technical data.

        If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines, and our suspension or debarment from doing business with federal government agencies. In particular, the civil False Claims Act provides for treble damages and potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval, or makes a false statement in order to get a false or fraudulent claim paid or approved by the government. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government. These provisions of the civil False Claims Act permit parties, such as our employees, to sue us on behalf of the government and share a portion of any recovery. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions, or suspension or debarment from contracting with the government, each of which could lead to a material reduction in our revenues.

The adoption of new procurement laws or regulations could reduce the amount of services that are outsourced by the federal government and cause us to experience reduced revenues.

        New legislation, procurement regulations, or labor organization pressure could cause federal agencies to adopt restrictive procurement practices regarding the use of outside IT providers. The American Federation of Government Employees, the largest federal employee union, strongly endorses legislation that may restrict the procedure by which services are outsourced to government contractors. One such proposal, the Truthfulness, Responsibility, and Accountability in Contracting Act, would have effectively reduced the volume of services that is outsourced by the federal government by requiring agencies to give in-house government employees expanded opportunities to compete against contractors for work that could be outsourced. If such legislation, or similar legislation, were to be enacted, it would likely reduce the amount of IT services that could be outsourced by the federal government, which could materially reduce our revenues.

Risks Related To Our Common Stock and the Offering

Our common stock price could be volatile, which could cause you to lose all or part of your investment.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of IT companies have been especially volatile. Broad market fluctuations of this type may adversely affect the market price of our common stock.

        The market price of our common stock has experienced, and may continue to be subject to volatility due to a variety of factors, including:

•	public announcements concerning us, our competitors or the IT industry;

•	fluctuations in operating results;

•	introductions of new products or services by us or our competitors;

•	changes in analysts' earnings estimates; and

•	announcements of technological innovations.

        In the past, some companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management’s attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

A third party could be prevented from acquiring shares of our common stock at a premium to the market price because of our anti-takeover provisions.

        Various provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders.

The future sale of shares of our common stock may negatively affect our common stock price.

        If our stockholders sell substantial amounts of our common stock, including shares issuable to Barron upon its conversion of the Series A Convertible Preferred Stock and upon the exercise of outstanding warrants and options, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

The fact that our directors and officers beneficially own 21.8% of our outstanding common stock may decrease your influence on stockholder decisions.

        At December 31, 2005, our executive officers and directors, in the aggregate, beneficially owned 21.8% of our outstanding common stock. As a result, our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our bylaws and any merger, consolidation or sale of all or substantially all of our assets.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

        There is currently only a limited public market for our common stock, which was listed on the American Stock Exchange on September 26, 2006, and previously was traded on the Over-the-Counter Bulletin Board, and there can be no assurance that a trading market will develop further or be maintained in the future. As of September 28, 2006, the closing sale price of our common stock on the American Stock Exchange was $2.94. As of that date, there were approximately 180 registered holders of record not including shares held in street name. During six months ended June 30, 2006, our common stock traded an average of 250,668 shares per day with a trading range of $2.06 per share to $3.25 per share. During the past year our common stock has traded an average of 71,458 shares of common stock per day and over the past three years our common stock has traded an average of 37,623 shares of common stock per day. In addition, during 2004 and 2005 our common stock had a trading range with a low price of $0.13 per share and a high price of $2.31 per share.

We could issue additional shares of common stock, which might dilute the book value of our common stock.

        We have a total of 110,000,000 authorized shares of common stock, of which 46,895,807 shares were issued and outstanding as of June 30, 2006. In addition, we had warrants, options and convertible preferred stock outstanding as of that date with respect to which 17,710,747 shares of common stock were reserved for issuance. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares of our common stock. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital for acquisitions or other general corporate purposes that we may need at today’s stock prices, we would likely need to issue securities that are convertible into or exercisable for a significant number of shares of our common stock. These issuances would dilute our stockholders percentage ownership interest, which would have the effect of reducing our stockholders influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our common stock.

The sale of a large number of shares of our common stock could depress our stock price.

        As of June 30, 2006, we had reserved 7,723,608 shares of common stock for issuance upon exercise of stock options and warrants. We have also reserved 9,987,139 shares of common stock for issuance upon conversion of our Series A Convertible Preferred Stock. As of June 30, 2006, holders of warrants and options to purchase an aggregate of 7,256,208 shares of our common stock may exercise those securities and transfer the underlying Common Stock at any time subject, in some cases, to Rule 144 of the Securities Act of 1933. In addition, in connection with our financing with Barron, we have registered (i) all of the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock that we issued and sold in the Barron financing and (ii) all of the shares of common stock that are issuable upon exercise of the warrants issued to Westcap in connection with the financing. The Series A Convertible Preferred Stock was initially convertible into 20,457,143 shares of our common stock and the warrants initially entitled the holders to acquire an additional 10,739,999 shares of our common stock. From January 1 through August 31, 2006, Barron converted a portion of its shares of Series A Convertible Preferred Stock into 6,785,000 shares of common stock. During April, May, September, October, and December 2005, Barron converted a portion of its shares of Series A Convertible Preferred Stock into 8,500,000 shares of common stock and exercised warrants to purchase 7,428,572 shares of common stock. In December 2005, Barron transferred warrants to purchase 2,800,000 shares of common stock to other institutional investors. In December 2005, the holders of such warrants to acquire such 2,800,000 shares of common stock exercised such warrants. These shares of common stock are registered for possible resale by the holders thereof under this Registration Statement. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to issue equity securities in the future at a price that we think is appropriate, or at all.

Financial investors may have interests different than our stockholders or WidePoint, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

        As of September 22, 2006, Barron owns securities that are convertible into approximately 3,652,140 shares of our common stock. If issued, such shares would constitute approximately 7.6% of the then outstanding shares of our common stock. In future financings, we may also issue securities that are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from our long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling stockholders will pay any expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DILUTION

        This offering is for sales of stock by the selling stockholders on a continuous or delayed basis in the future. Sales of common stock by the selling stockholders will not result in a change to the net tangible book value per share before or after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any relationship to net tangible book value per share.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

The Company’s Common Stock was listed for trading on the American Stock Exchange on September 26, 2006 under the symbol “WYY,” and previously had been quoted on the NASD OTC Bulletin Board under the symbol “WDPT” since March 1, 2001. It is also traded on the Frankfurt and Berlin exchanges under the symbol “ZMX”. From July 5, 2000 to March 1, 2001 the Company’s Common Stock was traded on the NASDAQ SmallCap Market under the symbol “WDPT”.

The stock prices listed below subsequent to September 26, 2006, represent the high and low closing sale price of the shares on the American Stock Exchange, and for prior periods represent the high and low closing bid prices of the Common Stock on the NASD OTC Bulletin Board.

2006	High	Low

First Quarter	$ 3.25	$ 2.06
Second Quarter	$ 3.15	$ 2.52
Third Quarter (through September 28, 2006)	$ 3.00	$ 2.73
2005

Fourth Quarter	$ 2.31	$ 0.75
Third Quarter	1.00	0.76
Second Quarter	1.01	0.62
First Quarter	0.86	0.62

2004

Fourth Quarter	$ 0.86	$ 0.31
Third Quarter	0.38	0.26
Second Quarter	0.53	0.29
First Quarter	0.54	0.13

        As of September 22, 2006, there were 180 registered holders of record of the Company’s Common Stock.

Dividend Policy

The Company has never paid cash dividends on its Common Stock and intends to continue this policy for the foreseeable future. WidePoint plans to retain earnings for use in growing its business base. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Company and will be dependent on WidePoint’s results of operations, financial condition, contractual and legal restrictions and any other factors deemed by the management and the Board of Directors to be a priority requirement of the business.

SELLING STOCKHOLDERS

        The shares of common stock covered by this prospectus consist of 17,207,304 shares of common stock presently owned by 21 institutional stockholders listed below, including 3,652,140 shares of common stock that are issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock held by Barron that were issued to it in connection with financings that occurred on October 25, 2004 and October 29, 2004, respectively. Barron is the only holder of our Series A Convertible Preferred Stock.

        We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may or may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholder after completion of the offering. For purposes of the table set forth below, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

        Barron has the right, subject to certain restrictions, to acquire up to a total of 3,652,140 shares of our common stock, consisting of the conversion of 365,214 shares of Series A Convertible Preferred Stock, representing a conversion rate equal to $0.175 per share of common stock. In addition, Barron’s rights to convert its Series A Convertible Preferred Stock are subject to limitations which restrict the ability of Barron to acquire such shares at any time in the event Barron and its affiliates would own more than a total of 4.99% of our outstanding shares of common stock following such conversion, which restriction may be removed upon 61 days notice to us by Barron (such restriction is described in greater detail below under “Description of Capital Stock — Preferred Stock; Warrants”). The following table assumes that all of such shares of Series A Convertible Preferred Stock held by Barron have been converted and all such warrants held by Westcap have been exercised.

        The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, pursuant to Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered hereby. The offering will terminate when the selling stockholders have sold their shares pursuant to this prospectus or in reliance on exemption or safe harbor available pursuant to the Securities Act or until the shares are freely tradable under the Securities Act.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)			Shares of Common Stock to be Beneficially Owned After Offering (2)
Name of Selling Stockholder(3)	Number	Percentage of Outstanding(4)	Number of Shares of Common Stock Being Offered	Number	Percentage of Outstanding
Barron Partners L.P. (5)	5,977,629	11.4%	5,977,629	0	0%
Goldman, Sachs & Co. (6)	2,000,000	3.8%	2,000,000	0	0%
AF Capital LLC (7)	415,000	0.8%	415,000	0	0%
WPG-Farber QP Fund, LP (8)	282,100	0.5%	282,100	0	0%
WPG-Farber Overseas Fund, LP (9)	28,800	0.1%	28,800	0	0%
WPG-Farber Fund, LP (10)	728,000	1.4%	728,000	0	0%
Hatteras Special Situations Master Fund, Ltd. (11)	770,520	1.5%	770,520	0	0%
Hatteras Special Situations, LP (12)	102,635	0.2%	102,635	0	0%
Core Funds, LP (13)	795,900	1.5%	795,900	0	0%
JMG Triton Offshore Fund, Ltd. (14)	625,000	1.2%	625,000	0	0%
JMG Capital Partners, LP (15)	625,000	1.2%	625,000	0	0%
Triage Capital Management, L.P. (16)	105,000	0.2%	105,000	0	0%
Triage Capital Management B, L.P. (17)	165,000	0.3%	165,000	0	0%
Endurance Partners, (Q.P.), L.P. (18)	2,364,600	4.5%	2,364,600	0	0%
Endurance Partners, L.P. (19)	635,400	1.2%	635,400	0	0%
Trellus Partner II, L.P. (20)	6,500	0.1%	6,500	0	0%
Trellus Partners, L.P. (21)	162,000	0.3%	162,000	0	0%
Trellus Offshore Fund Limited (22)	331,500	0.6%	331,500	0	0%
River Run Fund, Ltd. (23)	378,840	0.7%	378,840	0	0%
River Run Partners, L.P. (24)	307,880	0.6%	307,880	0	0%
Westcap Securities, Inc. (25)	400,000	0.8%	400,000	0	0%

(1)	Assumes the conversion by the selling stockholders of all of the Series A Convertible Preferred Stock owned by them and the exercise by the selling stockholders of all of the warrants owned by them, notwithstanding the limitation on the right of Barron Partners, LP to convert its Series A Convertible Preferred Stock if Barron Partners and its affiliates would own in excess of 4.99% of the outstanding shares of our common stock following such conversion.

(2)	Assumes the sale of all such shares of common stock by the selling stockholders.

(3)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

(4)	The percentage of outstanding calculation for Barron Partners L.P. and Westcap Securities, Inc. assumes that all of the shares of common stock underlying their Series A Convertible Preferred Stock and warrants, respectively, are outstanding.

(5)	Barron Partners L.P. is a Delaware limited partnership. The general manager of Barron Partners L.P. is Andrew Barron Worden, who possesses voting and dispositive power over the shares held by Barron Partners L.P. Its principal business office is 730 Fifth Avenue, 9th floor, New York, New York 10019.

(6)	Goldman Sachs & Co. is a New York limited partnership with its principal business office at 30 Hudson Street, Jersey City, New Jersey 07302.

(7)	AF Capital LLC is a Connecticut limited liability limited partnership with its principal business office at 49 Richmondville Avenue, Suite 200, Wesport, Connecticut 06880. Anthony R. Fasone, President of AF Capital LLC, possesses voting and dispositive power over the shares held by AF Capital LLC.

(8)	WPG-Farber QP Fund, L.P. is a Delaware limited partnership with its principal business office at 909 Third Avenue, 32nd Floor, New York, New York 10022. Gerald Farber and Daniel Vandivort possess voting and dispositive power over the shares held by WPG-Farber QP Fund, L.P.

(9)	WPG-Farber Overseas Fund, L.P. is a Cayman Islands limited partnership with its principal business office at 909 Third Avenue, 32nd Floor, New York, New York 10022. Gerald Farber and Daniel Vandivort possess voting and dispositive power over the shares held by WPG-Farber Overseas Fund, L.P.

(10)	WPG-Farber Fund, L.P. is a Delaware limited partnership with its principal business office at 909 Third Avenue, 32nd Floor, New York, New York 10022. Gerald Farber and Daniel Vandivort possess voting and dispositive power over the shares held by WPG-Farber Fund, L.P.

(11)	Hatteras Special Situations Master Fund, Ltd. is a Cayman Islands corporation with its principal business office at 625 Slaters Lane, Suite 204, Alexandria, Virginia 22314. Scott McKay and James Dunn possess voting and dispositive power over the shares held by Hatteras Special Situations Masters Fund, Ltd.

(12)	Hatteras Special Situations, L.P. is a Delaware limited partnership with its principal business office at 625 Slaters Lane, Suite 204, Alexandria, Virginia 22314. Scott McKay and James Dunn possess voting and dispositive power over the shares held by Hatteras Special Situations, L.P.

(13)	Core Funds, L.P. is a Delaware limited partnership with its principal business office at 600 California Street, 9th Floor, San Francisco, California 94108. David Baker possesses voting and dispositive power over the shares held by Core Funds, L.P.

(14)	JMG Triton Offshore Fund, Ltd. is a British Virgin Islands company with its principal business office at 11601 Wilshire Boulevard, Suite 2180, Los Angeles, California 90025. Jonathan M. Glaser and Roger Richter possess voting and dispositive power over the shares held by JMG Triton Offshore Fund, Ltd.

(15)	JMG Capital Partners, L.P. is a California limited partnership with its principal business office at 11601 Wilshire Boulevard, Suite 2180, Los Angeles, California 90025. Jonathan M. Glaser possesses voting and dispositive power over the shares held by JMG Capital Partners, L.P.

(16)	Triage Capital Management, Ltd. is a Delaware limited partnership, with its principal business office at 401 City Avenue, Suite 800, Bala Cynwyd, Pennsylvania 19004. Leon Frenkel, Sr. possesses voting and dispositive power over the shares held by Triage Capital Management, Ltd.

(17)	Triage Capital Management B, L.P. is a Delaware limited partnership with its principal business office at 401 City Avenue, Suite 800, Bala Cynwyd, Pennsylvania 19004. Leon Frenkel, Sr. possesses voting and dispositive power over the shares held by Triage Capital Management B, L.P.

(18)	Endurance Partners (Q.P.), L.P. is a Texas limited partnership with its principal business office at 4514 Cole Avenue, Suite 808, Dallas, Texas 75025. Timothy G. Ewing possesses voting and dispositive power over the shares held by Endurance Partners (Q.P.), L.P.

(19)	Endurance Partners, L.P. is a Texas limited partnership with its principal business office at 4514 Cole Avenue, Suite 808, Dallas, Texas 75205. Timothy G. Ewing possesses voting and dispositive power over the shares held by Endurance Partners, L.P.

(20)	Trellus Partners II, L.P. is a Delaware limited partnership with its principal business office at 350 Madison Avenue, 9th Floor, New York, New York 10017. Adam Usden possesses voting and dispositive power over the shares held by Trellus Partners II, L.P.

(21)	Trellus Partners, L.P. is a Delaware limited partnership with its principal business office at 350 Madison Avenue, 9th Floor, New York, New York 10017. Adam Usden possesses voting and dispositive power over the shares held by Trellus Partners, L.P.

(22)	Trellus Offshore Fund Limited is a Cayman Islands corporation with its principal business office at 350 Madison Avenue, 9th Floor, New York, New York 10017. Adam Usden, Patrick Agemian, and Richard Crawshaw possess voting and dispositive power over the shares held by Trellus Offshore Fund Limited.

(23)	River Run Fund, Ltd is a Cayman Islands corporation with an address of 152 W. 57th Street, 52nd Floor, New York, New York 10019. Ian Wallace possesses voting and dispositive power over the shares held by River Run Fund, Ltd.

(24)	River Run Partners, L.P. is Delaware corporation with an address of 152 W. 57th Street, 52nd Floor, New York, New York 10019. Ian Wallace possesses voting and dispositive power over the shares held by River Run Partners, L.P.

(25)	Westcap Securities, Inc., a registered broker-dealer, was our placement agent in regards to the financing with Barron Partners, L.P. Westcap Securities, Inc. principal business office is 18201 Von Karmen Avenue, Suite 550, Irvine, California 92612. Westcap Securities is a California corporation. Thomas S. Rubin possesses voting and dispositive power over the shares held by Westcap Securities, Inc.

        Goldman, Sachs & Co. and Westcap Securities, Inc. are registered broker-dealers and are deemed to be underwriters with respect to their shares. No other selling stockholder is affiliated with a registered broker-dealer. Each of Goldman, Sachs & Co. and Westcap Securities, Inc. purchased their shares in the ordinary course of business, and at the time of such purchase, none of the aforementioned organizations had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

PLAN OF DISTRIBUTION

        This prospectus covers 17,207,304 shares of our common stock that are outstanding and held by 21 institutional stockholders, including 3,652,140 shares of our common stock that are issuable to Barron upon the conversion of 365,214 shares of our Series A Convertible Preferred Stock. We will not realize any proceeds from the sale of the shares by the selling stockholders.

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution;

•	in privately negotiated transactions; and

•	in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue 110,000,000 shares of common stock, $.001 par value per share. As of September 22, 2006, there were 48,282,807 shares of common stock outstanding, held of record by approximately 180 registered stockholders. Our common stock is traded on the American Stock Exchange under the symbol “WYY” and previously was traded on the OTC Bulletin Board under the symbol “WDPT.” Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore, subject to a preferential dividend right of outstanding preferred stock. Upon the liquidation, dissolution or our winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares Series A Convertible Preferred Stock and of any additional series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $0.001 par value per share. As of September 22, 2006, there were 365,214 shares of preferred stock outstanding, all of which are shares of Series A Convertible Preferred Stock. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

        The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any additional shares of preferred stock.

        Pursuant to our Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on November 9, 2004, 2,045,714 shares of our preferred stock were designated as Series A Convertible Preferred Stock having the following rights:

        Each share of Series A Convertible Preferred Stock has a conversion rate equal to $0.175 per share and is convertible at the option of the holder into ten shares of common stock.

        The conversion of the Series A Convertible Preferred Stock is subject to the following condition: Subject to waiver, holders of Series A Convertible Preferred Stock do not have the right to convert any portion of the preferred stock to the extent that after giving effect to such conversion, the holder (together with any affiliates of the holder), would beneficially own in excess of 4.99% of the number of shares of the common stock outstanding immediately after giving effect to such conversion. In the event the converted shares when issued and combined with all other shares of common stock beneficially owned by the holder and its affiliates equals, at any time, more than 4.99% of the total number of then outstanding shares of common stock, then for so long as such holder and its affiliates beneficially owns more than 4.99% of the total number of then outstanding shares of common stock, the holder of the converted shares and its affiliates shall have no more than 22% of the total voting power of all outstanding shares of common stock at any time.

        Holders of our Series A Convertible Preferred Stock are entitled to receive a liquidation preference equal to $1.75 per share in the event of the liquidation, dissolution, or winding up of our business.

        Holders of Series A Convertible Preferred Stock are not entitled to voting rights. However, unless approved by the holders of the outstanding Series A Convertible Preferred Stock, we cannot: (a) alter or change adversely the powers, preferences or rights given to the Series A Convertible Preferred Stock or alter or amend the certificate of designation relating to the Series A Convertible Preferred Stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Convertible Preferred Stock, (c) amend our certificate of incorporation or other charter documents in breach of the certificate of designations, or (d) increase the authorized number of shares of Series A Convertible Preferred Stock.

        Dividends are not payable with respect to the Series A Convertible Preferred Stock.

        Shares of Series A Convertible Preferred Stock are subject to automatic conversion generally under the following circumstances: (i) a change in control of WidePoint, (ii) the consummation of a public offering (with a value of at least $5 million or more) of our common stock, (iii) upon receipt of the consent of all holders of the Series A Convertible Preferred Stock, or (iv) in the event that the fair market value of the outstanding shares of our common stock exceeds $100 million.

        Pursuant to the terms of a preferred stock purchase agreement, master amendment, warrants and other related agreements between us and Barron, on October 25, 2004 and October 29, 2004, we issued and sold, an aggregate of 2,045,714 shares of our Series A Convertible Preferred Stock and warrants to purchase up to 10,228,571 shares of our common stock for an aggregate price of $3,580,000. In April, May, September, October, and December of 2005, Barron converted 850,000 shares of its preferred stock into 8,500,000 shares of common stock. During the period from January 1, 2006 through September 22, 2006, Barron converted 830,500 shares of its preferred stock into 8,305,000 shares of common stock.

Warrants

        Barron Partners L.P. Warrants

        Pursuant to the terms of a preferred stock purchase agreement, master amendment, warrants and other related agreements between us and Barron Partners L.P., or Barron, on October 25, 2004 and October 29, 2004, we issued and sold, an aggregate of 2,045,714 shares of our Series A Convertible Preferred Stock and warrants to purchase up to 10,228,571 shares of our common stock for an aggregate price of $3,580,000. In April, May, September, October, and December of 2005, Barron exercised warrants to purchase 7,428,571 shares of common stock. In December 2005, institutional investors to whom Barron transferred the balance of its warrants exercised such warrants to purchase 2,800,000 shares of common stock. The warrants had a per share exercise price of $0.40. As of the date of this Prospectus, all such warrants had been exercised.

        Westcap Warrants

        Pursuant to the terms of an agreement we executed with Westcap Securities, Inc. on October 1, 2004 to act as a placement agent for the Company, we agreed to provide Westcap or its designees with warrant coverage of 2.5% of the amount of equity raised under the same terms as Barron. As a result of the Barron financing transaction, we issued warrants to Westcap in October 2004 to purchase 511,428 shares of our common stock at an exercise price of $0.40 per share, which warrants expire in October 2009. As of September 28, 2006, all such warrants had been exercised.

        Chesapeake Warrants

        Pursuant to the terms of the agreement and plan of merger agreement we executed with Chesapeake Government Technologies, Inc., or Chesapeake, on April 30, 2004, we acquired all of the outstanding stock of Chesapeake. In connection with the merger transaction, we issued to each of Mark C. Fuller, John D. Crowley and Jay O. Wright, the sole stockholders of Chesapeake, a warrant to purchase up to 1,814,658 shares of our common stock at an exercise price of $0.235 per share, with such warrant only being exercisable in the event that the revenues actually received by us from the business acquired from Chesapeake in the merger transaction exceeded certain established threshold levels. As a result of the failure by us to receive such threshold level of revenues from the business acquired from Chesapeake in the merger transaction, this warrant has been terminated.

        Management Warrants

        Pursuant to the terms of the warrant agreements we executed on July 14, 2004 with Steve Komar, James McCubbin and Mark Mirabile, we issued to each of them a warrant to purchase 1,333,333 shares of the common stock at $0.235 per share, all of which were vested as of December 31, 2005.

Registration Rights

        As part of our issuances of Series A Convertible Preferred Stock and warrants to Barron on October 25, 2004, and October 29, 2004, we executed a registration rights agreement with Barron and granted piggy-back registration rights to Westcap pursuant to which we agreed to register 20,457,140 shares of our common stock issuable upon the conversion of those shares of Series A Convertible Preferred Stock and 10,739,999 shares of our common stock issuable upon the exercise of those warrants. We also agreed with the 26 institutional shareholders who purchased a total of 16,400,000 shares of common stock from Barron in April, May, September, October and December of 2005 that such shares would be covered by this prospectus and such stockholders would be listed as selling stockholders herein. As of the date of this Prospectus, all such warrants issued by us to Barron and Westcap had been exercised.

        Under a registration rights agreement between Barron and us related to the stock issuances described in the preceding paragraph, we were obligated to file a registration statement on or prior to December 24, 2004 covering the resale of the shares of our common stock issuable upon conversion and/or exercise of the Series A Convertible Preferred Stock and the warrants issued to Barron in the two above-described transactions. We agreed to use our best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission by April 23, 2005 and thereafter kept effective through October 20, 2007, subject to permissible blackout periods and registration maintenance periods. The registration rights agreement also contains a liquidated damages provision that requires us to pay Barron a maximum penalty equaling $20,000 for each month the registration statement is not effective. Barron has waived the penalty through December 31, 2005. On February 9, 2006, the SEC granted our request for acceleration and our registration statement became effective on that date under the Securities Act of 1933. With this updated registration statement and prospectus, we are continuing to fulfill our obligations to keep these shares registered.

Delaware Law And Certain Charter And By-Law Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is (i) a person who, together with affiliates and associates, owns 15% or more of our voting stock or (ii) an affiliate or associate of WidePoint who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is “interested.”

        Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without such meeting only by the unanimous consent of all stockholders entitled to vote on the particular action. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to WidePoint. The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

        The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws do not require a greater percentage vote. Our board of directors is classified into three classes of directors, with approximately one-third of the directors serving in each such class of directors and with one class of directors being elected at each annual meeting of stockholders to serve for a term of three years or until their successors are elected and take office. Our by-laws provide that the board of directors will determine the number of directors to serve on the board. Our board of directors presently consists of six members.

        Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate, to the fullest extent permitted by the General Corporation Law of Delaware, a director’s personal liability to WidePoint or its stockholders with respect to any act or omission in the performance of his or her duties as a director of WidePoint. Our certificate of incorporation also allows us to indemnify our directors, to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Foley & Lardner LLP, Washington, D.C.

EXPERTS

        The financial statements of WidePoint as of December 31, 2005 and for the year then ended incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Epstein, Weber & Conover P.L.C., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of WidePoint as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

        This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until the selling security holders have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

1.	Current Report on Form 8-K (Items 8.01 and 9.01), filed on September 19, 2006;

2.	Current Report on Form 8-K (Items 8.01 and 9.01), filed on September 26, 2006;

3.	Current Report on Form 8-K (Item 5.02), filed on August 16, 2006;

4.	Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed on August 14, 2006;

5.	Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 15, 2006;

6.	Amendment, filed on May 24, 2006, to Current Report on Form 8-K, filed on February 28, 2006;

7.	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006;

8.	Current Report on Form 8-K (Item 5.02), filed on March 13, 2006;

9.	Current Report on form 8-K (Items 4.01 and 9.01), filed on February 28, 2006;

10.	Amendments, filed on January 19, 2006, to Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

11.	Amendment, filed on January 19, 2006, to Current Report on Form 8-K, filed on October 25, 2004;

12.	Amendment No. 3, filed on January 19, 2006, to Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

13.	Amendments, filed on January 19, 2006, to Quarterly Reports on Form 10-Q for the quarters ended June 30, 2004 and September 30, 2004.

        The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to James T. McCubbin, Chief Financial Officer and Secretary, WidePoint Corporation, One Lincoln Centre, Oakbrook Terrace, Illinois 60181, and our telephone number is 630-629-0003. The documents can also be accessed on the Company’s website at www.widepoint.com.